==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

     [X]    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

     [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            SMITH INTERNATIONAL, INC.
                             401(K) RETIREMENT PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                    411 NORTH SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060


==============================================================================


                                                                                                        Sequentially
                                                                                                          Numbered
                                                                                                            Page
                                                                                                       ---------------

Index to Financial Statements and Supplementary Information:

   Independent Auditors' Report                                                                                3

 Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                                                          4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2002                                                        5

   Notes to Financial Statements                                                                               6

Supplemental Schedule:

   Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2002                       11


Exhibits:

   23.1 - Independent Auditors' Consent                                                                       14

   99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of
          the Sarbanes-Oxley Act of 2002                                                                      15

                          INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


Houston, Texas
June 25, 2003

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2002 AND 2001

                                                       2002               2001
                                                  -------------      -------------
ASSETS:
   Investments, at fair value                     $ 199,357,919      $ 200,442,428
   Receivables-
     Company contributions                            1,444,943          6,107,943
     Participant contributions                          401,217            413,650
                                                  -------------      -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 201,204,079      $ 206,964,021
                                                  =============      =============



   The accompanying notes are an integral part of these financial statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2001                          $206,964,021
                                                                                     ------------

ADDITIONS:
   Income (loss)-
     Interest and dividend income                                                       3,875,454
     Net appreciation in fair value of Company common stock investment                  6,596,467
     Net depreciation in fair value of registered investment company funds            (25,387,923)
                                                                                     ------------

                                        Net investment loss                           (14,916,002)
                                                                                     ------------
   Contributions-
     Company, net of forfeitures                                                       10,073,342
     Participant                                                                       12,960,136
     Rollover and other                                                                   706,867
                                                                                     ------------
                                        Total contributions                            23,740,345
                                                                                     ------------
                                        Total additions                                 8,824,343
                                                                                     ------------
DEDUCTIONS:
   Benefits paid to participants                                                       14,410,803
   Administrative expenses                                                                173,482
                                                                                     ------------
                                        Total deductions                               14,584,285
                                                                                     ------------
NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 (5,759,942)
                                                                                     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2002                          $201,204,079
                                                                                     ============



    The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information about the Plan's provisions in effect for the plan year ended December 31, 2002. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of such eligible employees' hire date or the date on which such employees attain the age of 18.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis, subject to a maximum amount of $11,000 during 2002 under Section 402(g) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company contributes to the account of each participant in the Plan between two percent and six percent of each participant's compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company also makes mandatory matching contributions (the "Company Matching Contribution") of up to 1.5 percent of each participant's compensation. In addition, the Board of Directors may provide discretionary contributions (the "Company Discretionary Contribution") based upon financial performance to participants who are employed by the Company on December 31.

In the event the Company Discretionary Contribution causes the total contribution to the individual's account to exceed amounts allowable under the Code, the Plan provisions allow for the excess to be contributed to the individual's account in the following Plan year.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between M-I L.L.C., a majority-owned subsidiary of the Company, and Smith.

In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.

Compensation

Compensation, as defined in the Plan, includes cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

Investment Options

Participants have the option of investing their contributions and the Company's Retirement, Matching and Discretionary Contributions among one or all of the seven registered investment company funds offered by the Vanguard Group of Investment Companies (the "Vanguard Group") and the Company's common stock. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including the Company's common stock, at any time.

Administrative Expenses

The Plan is responsible for its administrative expenses. During 2002, administrative expenses were paid from forfeitures of the Plan.

Plan Termination

The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

Loans

The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2002, forfeitures of $672,580 and $171,532 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2002 and 2001, totaled $24,712 and $11,854, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.

Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sale are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Participant Account Valuation

The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant's account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant's account balance in each fund, after reducing the participant's account for distributions, if any.

Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.

3.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

4.  RISKS AND UNCERTAINTIES

The Plan provides for various investments in registered investment company funds and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

                                                      2002            2001
                                                    --------        --------
Domestic Stock Funds                                  32.9%           40.1%
Short-Term Investments                                24.6            19.1
Balanced Funds (Stocks and Bonds)                     16.7            16.0
Smith International, Inc. common stock                13.5            14.9
Participant loans and other                            5.4             5.1
Bond Funds                                             4.7             2.4
International Stock Funds                              2.2             2.4
                                                     -----          ------
                                                     100.0%          100.0%
                                                     =====          ======

5.  RELATED-PARTY TRANSACTIONS

The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

6.  INVESTMENTS

Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                                                   2002                 2001
                                                               -------------      ---------------
Vanguard Prime Money Market Fund                               $ 49,136,496       $  38,337,892
Vanguard Wellington Fund                                         33,206,581          32,095,206
Vanguard PRIMECAP Fund                                           30,218,984          40,373,354
Smith International, Inc. common stock                           26,941,097          29,909,362
Vanguard 500 Index Portfolio Fund                                20,665,874          23,887,446
Vanguard Windsor Fund                                            14,516,571          15,907,408
Participant Loans                                                10,588,185           9,765,471(*)

(*) Less than five percent, but presented for comparative purposes as the 2002 balance exceeds the five percent threshold.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
                                 EIN: 95-3822631

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2002


     Identity of Issue                           Description of Investment                  Cost      Current Value
-------------------------------        ---------------------------------------------        ----      -------------
Smith International, Inc. (a)           Smith International, Inc. common stock               (b)       $ 26,941,097

Vanguard Group of                       Vanguard Brokerage Option Fund (includes
   Investment companies (a)                investments in various common stocks and
                                           mutual funds)                                     (b)            269,982

Vanguard Group of
   Investment Companies (a)             Vanguard 500 Index Portfolio Fund                    (b)         20,665,874

Vanguard Group of
   Investment Companies (a)             Vanguard International Growth Fund                   (b)          4,468,866

Vanguard Group of
   Investment Companies (a)             Vanguard Long-Term Corporate Fund                    (b)          9,345,283

Vanguard Group of
   Investment Companies (a)             Vanguard Prime Money Market Fund                     (b)         49,136,496

Vanguard Group of
   Investment Companies (a)             Vanguard PRIMECAP Fund                               (b)         30,218,984

Vanguard Group of
   Investment Companies (a)             Vanguard Wellington Fund                             (b)         33,206,581

Vanguard Group of
   Investment Companies (a)             Vanguard Windsor Fund                                (b)         14,516,571

The Plan (a)                            Participant loans (highest and lowest interest
                                           rates are 10.50% and 5.75%, respectively)         (b)         10,588,185
                                                                                                       ------------
                                        Total investments                                              $199,357,919
                                                                                                       ============

(a) Indicates a party in interest to the Plan.
(b) Cost omitted for participant-directed investments.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 26, 2003



                              SMITH INTERNATIONAL, INC.
                              401(k) RETIREMENT PLAN


                              By:  Administrative Committee for
                                   the Smith International, Inc.
                                   401(k) Retirement Plan

                              By:  /s/ NEAL S. SUTTON
                                   Neal S. Sutton, Member

                              By:  /s/ GERI D. WILDE
                                   Geri D. Wilde, Member

                                  EXHIBIT INDEX



    EXHIBIT
    NUMBER        DESCRIPTION
    -------       -----------
       23.1       Independent Auditors' Consent

       99.1       Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
                  to Section 906 of the Sarbanes-Oxley Act of 2002
